350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.759.2763 Direct 954.462.4150 Main 954.462.4260 Fax jmayersohn@ralaw.com www.ralaw.com

November 22, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Larry Spirgel
Assistant Director

Re:	Superclick, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 25, 2011
File No. 000-51756

Dear Mr. Spirgel:

The purpose of this letter is to provide the Company’s responses to the November 22, 2011 Comment Letter to Mr. Jean Perrotti, Chief Financial Officer of Superclick, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Proposal 2, page 27

Background, page 27

COMMENT 1.
Per comment 1 from our letter dated November 4, 2011 revise to disclose the specific per share amount, or range, indicated in the preliminary indication of interest from Company 4, or explain why you are unable to do so.

Response:	The Company is unable to be more specific about per share amount or range, as this was as detailed as company 4 was to the Company.

New York	Cleveland	Toledo	Akron	Columbus	Cincinnati
Washington, D.C.	Tallahassee	Orlando	Fort Myers	Naples	Fort Lauderdale

United States Securities and Exchange Commission
November 22, 2011

Opinion of Financial Advisor to Superclick, page 33

Financial Analyses by Financial Advisor, page 35

COMMENT 2.
We note the disclosure added in response to comment 6 from our letter dated November 4, 2011.  Further revise to briefly explain how analysis of the thirty-one market transactions as compared to your contemplated transaction supported/affected Vantage Point’s fairness opinion.

Response:	The disclosure has been revised in accordance with the Staff’s comment on page 41.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

/s/ Joel D. Mayersohn

Joel D. Mayersohn

JDM/dcb

cc:	Jean Perrotti